UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

TEGNA Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87901J105

(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 9, 2020

(Date of Event which Requir es Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Standard General L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,605,875

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,605,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,605,875

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
Soohyung Kim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,605,875

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,605,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,605,875

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 to Schedule 13D relates to shares of common stock, par value $1.00 per share (the “Common Stock”) of TEGNA Inc., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment No. 7 is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on September 30, 2019, as amended by Amendment No. 1 filed on January 15, 2020, Amendment No. 2 filed on March 18, 2020, Amendment No. 3 filed on March 31, 2020, Amendment No. 4 filed on April 3, 2020, Amendment No. 5 filed on April 24, 2020, and Amendment No. 6 filed on June 4, 2020  (“Amendment No. 6”) (collectively, as amended by this Amendment No. 7, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as in the Initial Schedule 13D.  This Amendment No. 7 is being filed to amend and supplement Items 4, 5, 6 and 7 of the Schedule 13D as set forth below.

Item 4. Purpose of Transaction

From June 4, 2020 through June 11, 2020, the Reporting Persons sold a total of 4,109,604 shares of Common Stock and, on June 5, 2020, settled for cash swap transactions (which were settleable solely for cash) in respect of 361,483 share of Common Stock, in each instance for portfolio balancing purposes.  The Reporting Persons continue to have financial exposure to a total of 21,244,392 shares of Common Stock (9.7% of the total outstanding shares of Common Stock) consisting of 17,605,875 shares of Common Stock beneficially owned by the Reporting Persons and 3,638,517 shares of Common Stock subject to swap transactions with an unaffiliated third-party financial institution settleable solely for cash to which the Reporting Persons are party. The Reporting Persons intend to continue to maintain a significant position in the shares of Common Stock.

Item 5. Interest in Securities of the Issuer

(a) and (b)

As a result of the transactions described in Item 4, as of June 11, 2020, the Reporting Persons (i) have shared voting power and shared dispositive power over 17,605,875 shares of Common Stock and (ii) beneficially own in the aggregate 17,605,875 shares of Common Stock, representing 8.1% of the total outstanding shares of  Common Stock.

The percentage calculations herein are based upon the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 11, 2020, in which the Issuer indicated that, as of April 30, 2020, there were 218,530,133 shares of Common Stock outstanding.

(c) Schedule I, which is filed as Exhibit 99.2 hereto and incorporated by reference into this Item 5(c) as if restated in full herein, describes all purchases and sales of shares of Common Stock by the Reporting Persons since the date of the Amendment No. 6 to the Initial Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 5, 2020, the Reporting Persons settled for cash, at an exercise price of $13.7107 per share (including interest), swap transactions (which were settleable solely for cash) in respect of 361,483 shares of Common Stock.
Item 7. Material to Be Filed as Exhibits
Exhibit 99.1  Joint Filing Agreement, by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G relating to Common Stock of the Issuer, filed by the Reporting Persons with the Securities and Exchange Commission on August 14, 2019.
Exhibit 99.2  Schedule I.  Transactions in shares of Common Stock by the Reporting Persons that were effected since the filing of Amendment No. 6 to the Initial Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   June 11, 2020

STANDARD GENERAL L.P.

By:	/s/ Joseph Mause
Name:	Joseph Mause
Title:	Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim

Exhibit Index
Exhibit No.	Description

99.1
Joint Filing Agreement, by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G relating to Common Stock of the Issuer, filed by the Reporting Persons with the Securities and Exchange Commission on August 14, 2019.

99.2	Schedule I - Transactions in the shares of Common Stock that were effected since the filing of Amendment No. 6 to the Initial Schedule 13D.